
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 4, 2010
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 4, 2010, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2010 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibits.
      Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: November 4, 2010

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 4, 2010

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 4, 2010.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 4, 2010—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2010, of $19.9 million or 86 cents per share, compared to $12.7 million or 55 cents per share for the same period in the prior year.

During the third quarter of 2010, the company experienced an increase in electric retail sales volumes due to much warmer weather than the same period in 2009. The weather in the third quarter of 2010 was the warmest in recent history, with cooling degree days (a measure for determining the impact of weather during the summer months) 44% higher than normal. In contrast, July 2009 was the coolest July on record in Madison. By comparison, cooling degree days in the third quarter of 2010 were nearly three times higher than the same period in 2009. The Elm Road Unit 1 entered commercial operation in February 2010 which also improved third-quarter 2010 earnings compared to 2009.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 138,000 customers in Dane County, Wis., and purchases and distributes natural gas to 142,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2010	2009
Three Months Ended September 30		
Operating revenue	$127,938	$109,297
Operating income	$34,352	$21,109
Net income	$19,909	$12,722
Earnings per share (basic and diluted)	$0.86	$0.55
Weighted average shares outstanding (basic and diluted)	23,114	23,114
Nine Months Ended September 30		
Operating revenue	$396,663	$397,997
Operating income	$76,249	$62,119
Net income	$45,721	$37,567
Earnings per share (basic and diluted)	$1.98	$1.63
Weighted average shares outstanding (basic and diluted)	23,114	23,055

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com